C21 Investments Receives Regulatory Approval for Transfer of
Phantom Farms’ Oregon Licenses
Silver State Acquisition officially closed

VANCOUVER, January 16, 2019 – C21 Investments Inc. (CSE: CXXI) today announced that it has received approval from the Oregon Liquor Control Commission for the transfer of all the operating licenses of Phantom Farms in Oregon. The formal closing of the Phantom Farms transaction is scheduled to occur on or about January 30, 2019. C21 Investments has also completed the acquisition of Silver State Relief, LLC and Silver State Cultivation, LLC, as announced on January 10, 2019.

Phantom Farms has outdoor cannabis cultivation facilities totaling 80,000 square feet plus an additional 40,000 square feet under development in Southern Oregon. In addition, they operate a 5,600-square foot facility which includes a wholesale distribution warehouse and an extraction laboratory, plus a 7,700 square foot state of the art indoor grow facility in Central Oregon.

“Phantom Farms is a high-quality operation with a talented team producing some of the finest products in Oregon. Phantom is also one of Oregon’s oldest and most recognized premium brands in a consumer products sector where few genuine brands exist,” said Robert Cheney, President and CEO of C21 Investments. “Phantom Farms is among several successful companies set to join C21 Investments in order to make us a world-class, vertically integrated cannabis company.”

“We are incredibly excited to join the C21 Investments team where we have the platform and opportunity to push our brand beyond Oregon,” said Sky Pinnick, CEO of Phantom Farms. “Branded consumer packaged goods are key to unlocking the potential of the cannabis industry in the US.”

Silver State’s businesses are an established and profitable, vertically integrated cannabis cultivation, processing and retailing operation with trailing 12-month revenue of US$24.5 million. It has a 155,000 square-foot fully licensed cultivation and processing facility and a 8,000-square foot retail dispensary, located in Sparks, Nevada. The retail dispensary is a “cannabis superstore”, with 21 points of sale that serves over 36,000 customers per month. The Sparks dispensary is one of the top three revenue producing dispensaries in Nevada for the past 36 months in a row.

C21 Investments’ strategy is to acquire existing and successful cannabis operations with experienced management teams in place. C21 Investments’ focus is to expand into jurisdictions where it can wholly-own indoor/outdoor cultivation operations, processing/extraction facilities, bakeries, branded products, and retail dispensaries with large distribution networks.

ABOUT C21 INVESTMENTS

C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Silver State Relief in Nevada, Eco Firma Farms, and has definitive agreements in place to acquire Phantom Farms, Pure Green and Swell in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 Investments is also in active discussions to acquire additional operations. These developments are expected add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
Graeme Harris	David Goad
S2C Inc.	Investor Relations
graeme@strategy2communications.com	dgoad@cxxi.ca
+1 416 402 – 7050	+1 833 289 – 2994

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (i) the expected closing date of the Phantom Farms acquisition; (ii) closing of other acquisitions based on definitive agreements; and (iii) the impact of the acquisitions on the Company’s ability to compete and grow revenue and EBITDA.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21. Although C21 believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, C21’s inability to complete previously announced acquisitions, including Phantom Farms, or, if completed, to upgrade and expand the acquired business as planned, competitive factors in the industries in which C21 operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21.

The forward-looking statements contained in this news release represent C21’s expectations as of the date hereof, and are subject to change after such date. C21 disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.